

SANTOS CAPITAL GROUP, LLC
Miami, FL


STATEMENT OF FINANCIAL CONDITION
December 31, 2019







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-69775 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Santos Capital Group LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Brickell Ave. Suite 900
(No. and Street)

| Miami | FL | 33131 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Juan L. Santos / (305) 303-4279
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company
(Name – *if individual, state last, first, middle name*)

| 1785 West 2320 South | Salt Lake City | UT | 84119 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## TABLE OF CONTENTS



**Haynie & Company**

Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119

801-972-4800

801-972-8941

www.HaynieCPAs.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Santos Capital Group, LLC

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Santos Capital Group, LLC as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Santos Capital Group, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This financial statement is the responsibility of Santos Capital Group, LLC's management. Our responsibility is to express an opinion on Santos Capital Group, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Santos Capital Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*Haynie & Company*

Haynie & Company
Salt Lake City, Utah

February 24, 2020

We have served as Santos Capital Group, LLC's auditor since 2019.

**PrimeGlobal**

*An Association of
Independent Accounting Firms*

An independently owned member
**RSM US Alliance**

**RSM**

# OATH OR AFFIRMATION

I, Juan L. Santos _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Santos Capital Group LLC _____, as of December 31st _____, 20 19 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



ANTHONY QUEIPO
Notary Public – State of Florida
Commission # GG 112057
My Comm. Expires Jun 6. 2021

_____
Signature

CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# SANTOS CAPITAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2019

## ASSETS
**Current Assets**

| | |
|---|---:|
| Cash | $50,260 |
| Comm. Rec. - Clearing B/D | 51,779 |
| Clearing Deposit - (APEX/INTL) | 359,932 |
| Deposits | 710 |
| Security Deposit | 3,878 |
| **Total Current Assets** | **466,559** |

**Fixed Assets**

| | |
|---|---:|
| Equipment | 768 |
| **Total Fixed Assets** | **768** |

| | |
|---|---:|
| **TOTAL ASSETS** | **$467,327** |

## LIABILITIES AND EQUITY

**Liabilities**

| | |
|---|---:|
| Broker's Payable Apex | 25,917 |
| **Total Liabilities** | **25,917** |

| | |
|---|---:|
| **Members' Equity** | **441,410** |

| | |
|---|---:|
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | **$467,327** |

# SANTOS CAPITAL GROUP, LLC

## NOTES TO FINANCIAL STATEMENTS

### NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Nature of Operations and Organization*

Santos Capital Group LLC (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company was organized under the laws of the state of Florida on March 12, 2014 as a Limited Liability Company.

The Company's primary activities include the sale of equities, options, fixed income, and mutual funds.

### NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

*Basis of Financial Statement Presentation*

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

*Cash Equivalents*

For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instrument purchased with a maturity of three months or less.

*Use of Estimates*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at December 31, 2019 and revenues and expenses during the year then ended. The actual outcomes of the estimates could differ from the estimates made in preparation of the financial statements.

*Commission Receivable*

Commissions receivables are recorded at net receivable value and earned through December 31, 2019. Amounts received after year end, for services of the prior year, were classified as commission receivables. Amounts classified as commission receivable were received in the subsequent month, therefore, an allowance for doubtful accounts was not considered necessary.

*Revenue Recognition*

Commission revenue is recorded in the accounts on a settlement date basis, which is the day the transaction is settled. Commission revenues exceeding the monthly clearing minimums are transferred to

the Company before the 15th day of the following month.  Fees are recorded when earned and transitions have been fully consummated.

Effective January 1, 2019 the Company adopted Accounting Standards Updated ASU 2014-09, *Revenue from Contracts with Customers* which has been codified in Accounting Standards Codification ("ASC") Topic 606. This guidance introduces a five-step model for recognizing revenue, and requires additional disclosures about the nature, timing, and uncertainty of revenue and cash flows arising from customers contracts, including significant judgments and changes in judgments. The Company elected to apply the new revenue guidance and resulted in no material effect for the 2019 financial statements.

### *Government and Other Regulations*

The Company's business is subject to significant regulation by various governmental entities and self-regulatory organizations. These regulations include, among other things, periodic examinations by such regulatory agencies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

### *Income Taxes*

The Company elected to be treated as a corporation for federal income tax purposes and has filed form 8832 with the IRS. It does not consolidate financial statements with its parent company. Income taxes are accounted for under the asset and liability approach. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. As of December 31, 2019, the Company incurred no income tax expenses, deferred tax assets or liabilities. No provision for income taxes has been recognized in the financial statements.

### *New Account Policy Pronouncements*

There is a recent accounting pronouncement related to lease accounting standard. This new rule was considered, and no material impact noted.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) which has subsequently been amended by ASU 2018-01, 2018-10 and 2018-11. The guidance requires the recognition of lease assets and lease liabilities for leases previously classified as operating leases under GAAP. The new guidance is effective for the Company beginning in fiscal year 2019. The only material leasing arrangements the Company is engaged in consist of a lessee agreement for the current office space. These leases are currently being accounted for as operating leases in fiscal year 2019 and we do not anticipate that the adoption of this new guidance will have a notable impact on the results of operations, however we are still evaluating the impact of this guidance.

# SANTOS CAPITAL GROUP, LLC

*Technology*

The Company has a month to month agreement with a technology company where they provide software development, licensing, maintenance, support, and market data for a minimum cost of $2,500. The contract can be canceled without notice.

## NOTE 3 - CLEARING ARRANGEMENTS

The Company has clearing agreements with Apex Clearing Corporation ("Apex") and INTL FCStone Financial Inc. ("INTL") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. The Company does not carry or clear any customer accounts. The Company's agreement provides that its clearing brokers will keep records of the transactions affected and cleared in the customer's accounts pursuant to Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). In addition, clearing brokers provide preparation and distribution of customers' confirmation and statements, including the maintenance of margin requirements under the Exchange Act and FINRA rules. Pursuant to both clearing agreements, the Company is required to maintain a clearing deposit at each clearing institution. At December 31, 2019, the Company maintains clearing deposits at Apex and INTL amounting to $259,642 and $100,291 respectively. At December 31, 2019, the Company had commission receivable of $51,779 from INTL.

## NOTE 4 - SEC RULE 15c3-3 EXEMPTION

The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3, because it carries no customer accounts, all transactions are cleared through both clearing organizations on a fully disclosed basis, and promptly transmits all funds and securities to those clearing organizations.

## NOTE 5 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of Aggregate Indebtedness, as defined under the Rule.

As a December 31, 2019, the Company had net capital of $436,314, which was $431,314 in excess of its minimum net capital requirement. The ratio of Aggregate Indebtedness to Net Capital should not exceed 15 to 1. At December 31, 2019, the ratio of Aggregate Indebtedness to Net Capital was 0.06 to 1.

## NOTE 6 - LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

None of the Company's liabilities have been subordinated to the claims of creditors as of December 31, 2019.

## NOTE 7 - COMMITMENTS

# SANTOS CAPITAL GROUP, LLC

The company leases its office facilities under a non-cancelable operating lease that began on January 1, 2020 and expires on December 31, 2021. Future minimum lease payments for years ending December 31 are approximately as follows:

| Year | Amount |
|------|--------|
| 2020 | $11,616 |
| 2021 | $11,616 |

## NOTE 8 - CONCENTRATIONS

Commission income of approximately 90% of total commission income was generated from two registered representative during the year ended December 31, 2019.

## NOTE 9 - MANAGEMENT REVIEW AND SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 24, 2020 which is the date the financial statements were available to be issued and approved by management. There have been no subsequent events as of the date the financial statements were available to be issued which need to be disclosed in the accompanying financial statements.

## NOTE 10 – RELATED PARTY DISCLOSURES

The Company has no related party disclosures. Capital for the Company is provided by its wholly owned parent company Santos Capital Holdings Inc. Santos Capital Holdings Inc. is majority owned and funded by Juan L. Santos.